Exhibit 99.1

Aurora Cannabis Announces Market Launch of Softgel Capsules

TSX | NYSE: ACB

EDMONTON, Dec. 3, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that, further to its October 17, 2018 announcement that it had received a sales license from Health Canada permitting the sale of cannabis softgel capsules, the Company has commenced shipments for both the Canadian medical and adult-use markets. Aurora expects to commence exports to international markets in early 2019.

At scale, the Company anticipates that softgel production at its state-of-the-art Aurora Vie facility in Quebec will reach at least 1.4 million capsules per week. Aurora intends to make this high-volume, high-margin, smoke-free, product available to all of its domestic and international target markets over time where legally possible.

Aurora's softgel capsules are produced to pharmaceutical-grade standards at Aurora Vie, in collaboration with leading softgel manufacturer Capcium Inc. ("Capcium"), in which Aurora holds a 19.99% ownership interest. The Company will initially launch the capsules to the medical cannabis market in Canada as well as the adult-use market in British Columbia with additional provincial markets to follow.

The Company is initially launching four softgel product types, each available in bottles of 30 capsules, priced at $45 per bottle. The small, easy to digest soft gelatin capsules are colour-coded to distinguish between the different varieties for the protection of public health and safety. They are believed to the smallest cannabis capsules on the market. Aurora's softgels provide a dosage-controlled format that medical practitioners and consumers around the world need to facilitate more precise administration.

For the medical market, Aurora is launching three product types:

Aurora Indica Softgels: 8-10 mg/pill of THC
Aurora Sativa Softgels: 8-10 mg/pill of THC
Aurora CBD Softgels: 8-10 mg/pill of CBD

For the BC consumer market, one product type will be available initially:

Aurora Liquid Gels: 8-10 mg/pill of CBD, targeted at the non-prescription wellness segment of the market

Additional product types and potencies will be made available in the coming months including softgel capsules that contain 5mg THC, 20mg CBD and 1:1 (5gm CBD and 5mg THC), plus softgels that employ a range of functional carrier oils.

Management Commentary

"Softgels are a high-volume, high-margin product for both the medical and adult-use markets that are in strong demand, and Aurora is one of few companies making these products available to patients and consumers alike," said Terry Booth, CEO of Aurora. "There is a strong momentum towards smoke-free, consistent dosage delivery technologies, and our softgels are a very familiar form factor that satisfy patient and consumer needs. We are delighted to have a preferred partnership with Capcium, whose technology is performing above our initial expectations, delivering high volumes of pharma-grade products."

Shane Morris, SVP Product Development and Regulatory Affairs, added, "Following our successful receipt of our sales license for softgels, we are now ready to start providing yet another type of delivery technology for our patients and customers. Production will be scaling up in the coming weeks, which will enable us to introduce this product to all our domestic and international target markets. We will also continue to develop new types of softgel products, broadening our offering to meet all medical and consumer needs."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 21 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high- quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Caution Concerning Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult-use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX, NYSE nor their Regulation Services Providers (as that term is defined in the policies of Toronto Stock Exchange and New York Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2018/03/c2795.html

%CIK: 0001683541

For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 03-DEC-18